
February 4, 2021

Reece Fulgham
Interim Chief Financial Officer
MedMen Enterprises, Inc.
10115 Jefferson Boulevard
Culver City, CA 90232

> **Re: MedMen Enterprises, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 24, 2020**
> **File No. 000-56199**

Dear Mr. Fulgham:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Katherine Blair, Esq.